EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
BioCancell Therapeutics Inc.

We consent to the use of our report included herein and to the reference to our firm under the heading “Experts” in the prospectus.

Our report dated April 7, 2009 contains an explanatory paragraph that states that the Company's recurring losses from operations raise substantial doubt about the entity's ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.  Also, this same report refers to the Company’s  January 1, 2008 adoption of Financial Accounting Standards Board Statement No. 157, “Fair Value Measurements.”

/s/ Somekh Chaikin

Somekh Chaikin
A Member Firm of KPMG International
Jerusalem, Israel

September 23, 2009